UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for January, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | SASOL’S LAKE CHARLES CHEMICALS PROJECT
ETHOXYLATES (ETO) UNIT ACHIEVES BENEFICIAL OPERATION

Sasol Limited
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary Share ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary Share ISIN code: ZAE000151817
(“Sasol” or “the Company”)

SASOL’S LAKE CHARLES CHEMICALS PROJECT ETHOXYLATES (ETO)
UNIT ACHIEVES BENEFICIAL OPERATION

The ETO unit has reached beneficial operation. It is the fourth of the seven Lake
Charles Chemicals Project facilities to come online. The ETO unit has a nameplate capacity of 100 000 tons per annum and completes the ethylene oxide value chain which forms part of the Performance Chemicals product range. The achievement of the ETO unit beneficial operation is well within the previously guided timeline of the third quarter of the financial year.

30 January 2020

Sandton
Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 January 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary